Mail Stop 4561


							September 7, 2005


Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

Re:	Castle Arch Real Estate Investment Company, LLC
	Amendment No. 3 to Registration Statement on
	Form 10-SB
	Filed August 19, 2005
	Form 10-QSB for Fiscal Quarter Ended June 30, 2005
	File No. 0-51230

Dear Mr. Cochran:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the courtesy copy of Amendment No.
3
to the registration statement on Form 10-SB that you provided to us.




General
1. It does not appear as though the revisions to your website as mentioned in your response to previous comments 2 and 3 were made. Please advise. As a related matter, please tell us how a person visiting your website obtains a password for purposes of accessing the screen shots you have provided that contain information relating to private offerings.


Business, page 8
2. Please refer to the carry-over paragraph on page 9.  Please revise
to clarify that you have not yet entered into any agreements relating
to joint ventures, borrowing or equity financing through
investment
banks. On page 10, describe the basis for your statement that you believe that you will be able to receive a refund on your purchase deposits.
3. We note added disclosure on page 10 relating to the increase in value in properties located in Coalinga and Firebaugh California. Please tell us the basis for your statement that the sale of those properties would generate sufficient revenue to pay the remaining balance owed plus a gross profit of $10 million. Please disclose whether you have entered into a sale agreement, and if so, describe the terms of sale and file the agreement as an exhibit to your next
amendment.
4. We note your response to previous comment 8 indicating that your
primary focus has been on identifying raw land to entitle and resell
without physically developing the property.  Please revise the second
paragraph in this section to delete the implication that you currently plan to develop land that you purchase. Please also disclose the last part of your response in which you state that currently, property design, construction and development and disposition of developed properties, other than entitled properties, is outside your operational focus.
5. Please disclose in your document the first two sentences of your
response to previous comment 13. With respect to filing the contracts as exhibits and also your response to previous comment 15, please file the purchase contracts relating to the 264 acre land for
$9,070,206 and any other properties the purchase price of which exceeds the 15% of assets measurement pursuant of Item 601 of
Regulation S-B.   We note also the current value of the Coalinga
and
Firebaugh properties as mentioned on page 10.

6. We note in your response to previous comment 17 that you are in the process of selling the Fresno properties. Please describe briefly in the business section the costs expended thus far and your current intentions with respect to that property as mentioned in your response. Please also disclose any gain or loss you anticipate incurring upon the sale. In this regard, please also disclose your response to previous comment 21 here. Provide similar information for the properties discussed in response to previous comment 18.


Item 2.  Financial Information, page 13

Financial Condition, page 13
7. We note your response to previous comment 20. Please disclose the amounts raised in your private placements and the amounts paid in finders fees. Further, please discuss the options and purchase contracts, the amounts paid as deposits, and the amounts forfeited.


Item 3.  Properties, page 14
8. For ease of understanding, please revise the table to include the purchase price for each property, the duration of each option, and indicate the stage of the entitlement process with respect to each property.


Item 9.  Market Price of and Dividends, page 22
9. We note that you state that the first 40% of net profits will be paid as a dividend to holders of the common units to offset phantom income tax liability. Given that you are a development stage company without any historical operations, please revise to discuss your ability to make this payment and that you do not currently have, and may not have in the future, any net profits for distribution.

Item 10.  Recent Sales of Unregistered Transactions-Page 22
10. Please disclose the value of the stock issued on January and February of 2005 as mentioned in the last paragraph of this section.
Please also identify the persons who received the stock.

Description of Registrant`s Securities to be Registered, page 23
11. We note your response to previous comment 32. Please describe what happens if the potential purchaser is not approved for membership, and whether that purchaser continues to be a common or preferred unit holder without membership unit rights.

Amended Operating Agreement, page 26
12. In your response to previous comment 31, please revise the disclosure in this section to reflect the changes made in response to previous comment 7 relating to your CEO`s ability to unilaterally vote down any measure requiring the 70% supermajority vote.

Financial Statements
13. Please include your signed audit report in your next amendment.
14. We note from your responses that you have presented all units of members` capital on a combined basis. In the interest of transparency, please revise your Statement of Financial Condition and
Statement of Changes in Member`s Capital to separately show the number of units and related dollar amounts for common units and each class of preferred membership interests (i.e. Series A, B and C). Reference is made to paragraph .10 of AICPA Practice Bulletin 14 and footnote 9 to paragraph 11(d) of SFAS 7.


Form 10-QSB for fiscal quarter ended June 30, 2005

Controls and Procedures, page 13
15. Please amend to expand this disclosure to specify the nature of the deficiencies and to discuss more fully the measures taken to improve the deficiency. If applicable, provide similar disclosure relating to internal controls and procedures.


*	*	*


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions regarding the accounting comments to Kelly McCusker at (202) 551-3433, or Cicely Luckey, Accounting
Branch Chief, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or me at (202) 551-3411.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc: 	David Hunt, Esq.  (via facsimile)
	The Hunt Law Corporation





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Kirby D. Cochran
Castle Arch Real Estate Investment Company, LLC
September 7, 2005
Page 1